# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Power Solutions International, Inc., CIK 0001137091
CUSIP: 73933G202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 201 Mittel Drive, Wood Dale, Illinois (IL), 60191
Date of event which requires filing of this statement: 02/05/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001019056-25-000091
Filed by CIK 0001070170

## Reporting persons
- Neil Gagnon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 127,268; shared voting power 995,086; sole dispositive power 127,268; shared dispositive power 1,013,986; aggregate amount beneficially owned 1,141,254 (5% of the class)
- Gagnon Securities LLC: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 563,695; sole dispositive power 0; shared dispositive power 575,820; aggregate amount beneficially owned 575,820 (2.5% of the class)
- Gagnon Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 335,457; sole dispositive power 0; shared dispositive power 335,457; aggregate amount beneficially owned 335,457 (1.5% of the class)

## Item 1. Issuer
Name of issuer: Power Solutions International, Inc.
Address of issuer's principal executive offices: 201 Mittel Drive, Wood Dale, IL 60191

## Item 2. Person Filing
Name of person filing:
Neil Gagnon has sole voting and dispositive power over 127,268 shares of the Issuer's Common Stock, par value $0.001 per share (the "Common Stock"). In addition, Mr. Gagnon has shared voting power over 995,086 shares of Common Stock and shared dispositive power over 1,013,986 shares of Common Stock.

Mr. Gagnon is the managing member and principal owner of Gagnon Securities LLC ("GS"), an investment adviser registered with the U.S. Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and a registered broker-dealer, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the "Accounts") to which it furnishes investment advice. GS and Mr. Gagnon may be deemed to share voting power with respect to 563,695 shares of Common Stock held in the Accounts and dispositive power with respect to 575,820 shares of Common Stock held in the Accounts. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held in the Accounts.

Mr. Gagnon is also the Chief Executive Officer of Gagnon Advisors, LLC ("Gagnon Advisors"), an investment adviser registered with the SEC under the Advisers Act. Mr. Gagnon and Gagnon Advisors, in its role as investment manager to Gagnon Investment Associates, LLC ("GIA"), a private investment fund, may be deemed to share voting and dispositive power with respect to the 335,457 shares of Common Stock held by GIA. Gagnon Advisors and Mr. Gagnon expressly disclaim beneficial ownership of all securities held by GIA.
Address of principal business office or, if none, residence: 1370 Ave. of Americas, 26th Floor, New York, NY 10019
Citizenship:
Gagnon Securities LLC Delaware limited liability company

Gagnon Advisors, LLC Delaware limited liability company

Neil Gagnon USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Gagnon Securities LLC 575,820

Gagnon Advisors, LLC 335,457

Neil Gagnon 1,141,254
Percent of class:
Gagnon Securities LLC 2.5%

Gagnon Advisors, LLC 1.5%

Neil Gagnon 5.0%

Calculation of percentage of beneficial ownership is based on 22,999,616 Common Stock outstanding as of October 31, 2024, based on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
Sole power to vote or to direct the vote:
Gagnon Securities LLC 0

Gagnon Advisors, LLC 0

Neil Gagnon 127,268
Shared power to vote or to direct the vote:
Gagnon Securities LLC 563,695

Gagnon Advisors, LLC 335,457

Neil Gagnon 995,086
Sole power to dispose or to direct the disposition:
Gagnon Securities LLC 0

Gagnon Advisors, LLC 0

Neil Gagnon 127,268
Shared power to dispose or to direct the disposition:
Gagnon Securities LLC 575,820

Gagnon Advisors, LLC 335,457

Neil Gagnon 1,013,986

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Neil Gagnon: /s/ Neil Gagnon, Neil Gagnon (02/14/2025)
- Gagnon Securities LLC: /s/ Neil Gagnon, Neil Gagnon/Managing Member (02/14/2025)
- Gagnon Advisors, LLC: /s/ Neil Gagnon, Neil Gagnon/Chief Executive Officer (02/14/2025)